

May 16, 2014

Via E-mail

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> Re: **Zale Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 9, 2014 by TIG Advisors, LLC, TFI Partners, LLC, TIG Arbitrage Associates Master Fund, L.P., TIG Arbitrage Enhanced Master Fund, L.P., Carl Tiedemann, and Michael Tiedemann**
> **File No. 001-04129**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on May 9 and 14, 2014**
> **File No. 001-33409**

Dear Mr. Wolosky:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable requirements, and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel free to contact us as the telephone numbers listed at the end of this letter. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 1. Approval of Merger Agreement, page 5

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following:

- Your statement that the company "had significantly turned around its operations over the past several years and set a course for the Company to achieve near double-digit EBITDA margins in 2016 (page 5).
- Your statement that "[m]easured against its two best comparables, Zale has underperformed by approximately 17% over this timeframe" (page 5).
- Your beliefs as to the use of the company's management financial projections in the second paragraph of page 6.
- Your belief that "if shareholders agree with [your] perspective regarding the value of the put option, *it would be reasonable to predict that Signet may approach Zale's Board at some point and seek to amend the Merger Agreement to shorten the End Date*" (emphasis added; page 12).

2. We note your disclosure that information asymmetry and the October 2, 2013 announcement of Golden Gate's intention to dispose of its interest in Zale "served to depress Zale's public market valuation in the days preceding Signet's offer." A review of the closing prices of Zale's stock between October 1, 2013 (the day prior to Golden Gate's announcement) and November 6, 2013 (the day prior to Signet's first offer with a price term of $19 per share) shows a slight increase in Zale's stock price. Please advise or revise.

3. Please provide us support for your assertion that the financial projections used by BofA were prepared before July 31, 2013 and that since the announcement of the merger agreement Zale has "revised its projections to reflect a stronger than expected growth going forward" (page 6).

4. Please provide us support for your assertion that Signet's market capitalization increased by $1.4 billion on the date of the Merger announcement (page 7).

5. Please disclose the basis for your use of a multiple of 8.5x to capitalize the transaction synergies/economic creation on page 7.

6. We note your references to the interests of long-term stockholders in Zale on page 8. To the extent you are not a long-term stockholder, please state so.

7. We note your disclosure, on page 8, that the filing of a registration statement relating to the resale of Golden Gate's 23% of the company shares "essentially 'put into play' " the company. Please revise your disclosure to explain why the potential sale of a 23% stake would indicate to the market that the company was "in play."

8. Reconcile your disclosure on page 8 that the negotiation committee was "charged with evaluating the proposed transaction" with your disclosure on page 5 that the committee was formed to "oversee the engagement of a financial advisor in connection with the proposal from Signet."

9.   Revise the third paragraph on page 9 to describe which shares would constitute the minority in the referenced "majority of the minority" vote.

10.   Please disclose the basis for your belief that the Merger Agreement's "end date" is due to the parties "[p]resumably fearing a potentially long regulatory review of anti-trust matters" (page 11).

11.   Please disclose the basis for your belief that a postponement of the Special Meeting "will not put the Merger in jeopardy" (page 11) and that a vote against the merger in early 2015 will carry "limited risk of the deal failing before then" (page 11).

12.   Clarify in the last paragraph on page 11, if true, that Signet is not obligated to increase the merger consideration and that the Zale stock price may decrease if the merger agreement is terminated.

Proposal No. 2. Advisory (Nonbinding) Vote to Approve Named Executive Officer Compensation, page 13

13.   Please revise to explain why you recommend a vote against this proposal.

Solicitation of Proxies, page 18

14.   We note on page 5 that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Soliciting Materials filed May 9, 2014

15.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following:

- Your statement that the company "had significantly turned around its operations over the past several years and set a course for the Company to achieve near double-digit EBITDA margins in 2016 (slide 5).
- Your beliefs as to the use of the company's management financial projections in the second paragraph of slide 6.
- Your belief that "if shareholders agree with [your] perspective regarding the value of the put option, *it would be reasonable to predict that Signet may approach Zale's Board at some point and seek to amend the Merger Agreement to shorten the End*

Date" (emphasis added; slide 12).

16.   Please revise slide 4 to show which companies are the "two best comparables" and how Zale "underperformed its group by ~17% from 10/2/13 to 2/18/2014."

17.   Please revise slide 5 to show how the transaction, on your suggested terms, would be "~20% accretive to Signet's 2016 earnings" and how the current transaction is "~26% accretive to Signet holders." Also, provide us support for your disclosure that Signet's management has forecast synergies of $100 million.

18.   You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for your assertion, provide us supplementally the factual foundation for your assertion or delete the statement. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. We note the following:

   - Your disclosure that the "ballot boxes have already been stuffed!!!" (slide 11) appears to suggest that there are voting irregularities present in the current voting process undertaken by Zale.

   - Similarly, on slide 14 your disclosure that Zale's management and board determined not to prepare updated financial projections and, as a result, "created an [sic] a lower alternative case to justify the deal price" suggests that Zale's management and board purposefully violated their fiduciary duties.

19.   Please provide us support for your statement that during the negotiation of the merger "BofA was still working to aggressively court Signet's business" (slide 12).

20.   With a view toward revised disclosure, please tell us the basis for your statements that each of Zale and Signet "should be required to file" their respective BofA presentation (slide 13). If such basis is not the result of regulatory requirements, revise to state so.

21.   Please provide supplementally "Management's downside scenario" or refer us to the page in the company's proxy statement where they appear (slide 17). On a related note, please provide us support for your disclosure that the financial results for the six months after July 31, 2013 "exceeded" management's projections.

22.   Please provide us support for your statement that the day before the merger was announced Zale's stock was trading at "an EV/EBITDA of 9.1x" (slide 19).

23.   Please revise slide 19 to describe the "serious concerns" you have with respect to the "Alternative Case" projections.

24.   To the extent not already addressed in comment 5 above, disclose the basis for your use of a multiple of 8.5x to capitalize the transaction synergies and expected EBITDA growth

on slide 21. Also, revise to explain the meaning of an "overnight premium."

25.   Please revise slide 22 to explain the meaning of "XRT" and provide support for your use of "combined deal synergies" of $200 million and your calculation of the amount captioned (b) on the table on slide 22.

26.   Please revise slide 23 to describe what value-creation is "normal."

Soliciting Materials filed May 14, 2014

27.   Please provide us supplemental support for your disclosure that "many other stockholders share a similar view regarding Signet's inadequate offer."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions